58 3/24/05

05039869

SECURI… SION

…ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKMAN, BUCKMAN & REID, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 PATTERSON AVENUE

(No. and Street)

SHREWSBURY	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~ROBERT M. SNYDER~~ 732-530-0303

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGUIGAN TOMBS & COMPANY, PC

(Name – *if individual, state last, first, middle name*)

1973 HIGHWAY 34	WALL	NJ	07719
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/24

h

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN & REID, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants
1973 Highway 34
Wall, New Jersey 07719
732-974-8717 • Fax 732-974-1231
www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc.

We have audited the accompanying statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc., as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 11, 2005
Wall, New Jersey

BUCKMAN, BUCKMAN & REID, INC.
Statements of Financial Condition
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 108,927	$ 67,758
Income tax refund receivable	22,000	-
Deposit with clearing organization	100,000	186,000
Securities owned		
Marketable, at market value	478,833	126,077
Not readily marketable, at market value	3,300	9,362
Receivable from clearing organization	643,557	827,053
Other receivables	114,900	107,907
Prepaid expenses and other assets	92,592	51,168
Property and equipment at cost, net of accumulated depreciation of $138,544 in 2004 and $129,625 in 2003	53,716	-
	$ 1,617,825	$ 1,375,325

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Accounts payable and accrued expenses	$ 310,084	$ 821,171
Marketable equity securities sold short	213,873	-
Obligation under capital lease	24,488	-
Contingent liability	500,000	-
Subordinated loans	360,000	135,000
Total liabilities	1,408,445	956,171
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares in 2004 and 2,557 shares in 2003	248,212	158,663
Additional paid in capital	52,166	104,333
Retained earnings	(90,998)	156,158
Total stockholders' equity	209,380	419,154
	$ 1,617,825	$ 1,375,325

See accompanying notes to financial statements

BUCKMAN, BUCKMAN & REID, INC.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commission and concessions	$ 5,797,898	$ 4,615,268
Management and consulting fees	1,048,274	425,801
Trading profit	284,841	291,564
Interest income	129,298	140,859
Total revenues	7,260,311	5,473,492
Expenses		
Employee compensation and benefits	4,615,322	3,284,331
Clearance charges	970,450	638,951
Communications and information services	388,652	344,055
Occupancy and equipment	193,550	171,377
Other operating expenses	1,207,894	907,788
Interest expense	39,438	11,607
Total expenses	7,415,306	5,358,109
Income/(loss) before provision for income taxes	(154,995)	115,383
(Benefit) /expense for income taxes		
Federal	(22,000)	33,000
State	0	13,000
Total expense for income taxes	(22,000)	46,000
Net income (loss)	$ (132,995)	$ 69,383

See accompanying notes to financial statements

BUCKMAN, BUCKMAN & REID, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2004 and 2003

	Common stock	Additional paid-in capital	Retained Earnings	Total
Balance as of December 31, 2002	$ 173,663	$ 104,333	$ 86,775	$ 364,771
Common stock redeemed	(15,000)			(15,000)
Net income			69,383	69,383
Balance as of December 31, 2003	$ 158,663	$ 104,333	$ 156,158	$ 419,154
Common stock issued	174,549			174,549
Common stock redeemed	(85,000)	(52,167)	(114,161)	(251,328)
Net income			(132,995)	(132,995)
Balance as of December 31, 2004	$ 248,212	$ 52,166	$ (90,998)	$ 209,380

See accompanying notes to financial statements

BUCKMAN, BUCKMAN & REID, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net loss	$ (132,995)	69,383
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization expense	10,153	16,108
Changes in		
Income tax refund receivable	(22,000)	80,500
Securities owned, net	(346,694)	(26,275)
Deposit with clearing organization	86,000	(46,000)
Receivable from clearing organization	183,496	(697,951)
Other receivables	(6,993)	1,727
Prepaid expenses and other assets	(41,424)	5,464
Accounts payable and accrued expense	(511,087)	611,962
Marketable equity securities sold short	213,873	-
Contingent liability	500,000	-
Subordinated loans	225,000	50,000
Net cash provided by operating activities	157,329	64,918
Cash flows from investing activities		
Property and equipment expenditures	(63,869)	-
Net cash used by investing activities	(63,869)	-
Cash flows from financing activities		
Issuance of common stock	174,549	-
Redemption of common stock	(251,328)	(15,000)
Proceeds under capital lease	29,965	-
Repayment of capital lease	(5,477)	-
Net cash used by financing activities	(52,291)	(15,000)
Net increase in cash and cash equivalents	41,169	49,918
Cash and cash equivalents as of beginning of year	67,758	17,840
Cash and cash equivalents as of end of year	$ 108,927	$ 67,758
Cash paid during the year for		
Interest	$ 39,438	$ 11,607

See accompanying notes to financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company does not hold customer funds or securities, and processes all transactions through an independent clearing service.

Use of estimates

The presentation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable equity securities

Marketable equity securities are carried at market value. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with current year presentation.

Note 1 - Summary of significant accounting policies (cont'd)

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under such rule, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2004, the Company had net capital (as defined by Rule 15c3-1) of $146,949 ($284,945 as of December 31, 2003) which was $46,949 greater ($184,295 greater as of December 31, 2003) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness ($834,572), for the year ended December 31, 2004.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded on the date the specific transaction is consummated (transaction date basis). Settlement of such transactions generally occurs on or before the third business day following the transaction date.

Customer accounts

All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Income taxes

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

Note 2 - Deposit with clearing organization

The Company is required to maintain a $100,000 and $186,000 good-faith deposit with a clearing organization in years 2004 and 2003 respectively. Such deposit is required to be maintained with the clearing organization so long as the clearing agreement remains in effect. In May of 2004, the Company ended its clearing relationship with First Clearing LLC and entered into a five year agreement with National Financial Services LLC (NFS). At the end of the five year term this agreement will automatically renew for additional successive one year periods unless and until either party gives the other ninety days written notification of intent to terminate.

Note 3 - Property and equipment

Property and equipment consists of the following as of December 31, 2004 and 2003:

	2004	2003
Furniture and equipment	$ 172,500	$ 128,391
Leasehold improvements	19,760	1,234
	192,260	129,625
Less: accumulated depreciation	138,544	129,625
	$ 53,716	$ -

For the years ended December 31, 2004 and 2003, depreciation and amortization expense amounted to $10,153 and $16,108 respectively.

Note 4 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2004 and 2003:

	Maturity date	Interest rate	2004	2003
Unsecured subordinated loan agreement with affiliate	01/31/06	10%	$ 25,000	$ 25,000
Unsecured subordinated loan agreement	09/28/07	8%	60,000	60,000
Unsecured subordinated loan agreement	08/14/05	8%	50,000	50,000
Unsecured subordinated loan agreement	07/15/06	8%	100,000	-
Unsecured subordinated loan agreement	08/30/07	10%	125,000	-
			$360,000	$135,000

Note 4 - Subordinated loans (cont'd)

Interest expense charged to operations for the years ended December 31, 2004 and 2003 under the subordinated loan agreements aggregated $19,465 in 2004 and $8,967 in 2003.

Note 5 - Income taxes

The provision for income taxes is summarized as follows:

Expense for the year ended December 31, 2004:

	Current	Deferred	Total
Federal	$ (22,000)	$ -	$ (22,000)
States	-	-	-
	$ (22,000)	$ -	$ (22,000)

Expense for the year ended December 31, 2003:

	Current	Deferred	Total
Federal	$ 33,000	$ -	$ 33,000
States	13,000	-	13,000
	$ 46,000	$ -	$ 46,000

Note 6 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. Rent expense charged to operations under the aforementioned lease agreements amounted to $121,161 in 2004 and $125,564 in 2003.

The approximate annual minimum rental payment commitments under non-cancelable leases are as follows:

2005	$ 93,004
2006	97,502
2007	102,000
2008	106,500
Thereafter	96,000
	$ 495,006

Note 7 - Litigation

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 8 - Obligation under capital lease

The company has entered into a capital lease for certain office computer equipment. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at an interest rate of 16%. The capitalized cost and accumulated depreciation of this equipment are as follows:

	December 31, 2004	December 31, 2003
Computer equipment	$ 29,965	$ -
Less: accumulated depreciation	(6,659)	-
	$ 23,306	$ -

Future minimum payments under capital lease as of December 31, 2004, are as follows:

2005	$ 12,660
2006	12,660
2007	4,224
Total future payments	29,544
Less: amount representing interest	(5,056)
Present value of future payments	24,488
Less: current portion	(9,391)
Long-term portion	$ 15,097

Note 9 - Contingent liability

In the event that the Company terminates the clearing agreement with National Financial Services LLC (NFS) prior to its 3rd anniversary, it would be required to pay NFS a $500,000 termination fee. The SEC has informed the Company that it believes this contingent liability must be recorded as an actual liability and a charge to net capital during this three year period is required. The Company believes that the SEC position is contrary to that of its own Division of Market Regulation because the clearing agreement contains certain language which nullifies the capital charge requirement. Furthermore, the Company believes that generally accepted accounting principles require the recording of a contingent liability only if it is probable that the future event or events that would trigger the contingency will occur. The Company believes that it is not at all probable that the Company would terminate the clearing agreement prior to the 3rd anniversary.

Note 9 - Contingent liability (con't)

The clearing agreement with NFS requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $250,000. The Company has not been in technical compliance with this requirement as a result of the position taken by the SEC during the year.

BUCKMAN, BUCKMAN & REID, INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	(90,998)
Total stockholders' equity qualified for net capital	209,380
Add	
Subordinated borrowings allowable in computation of net capital	360,000
Total capital and allowable subordinated borrowings	569,380
Deductions and/or charges	
Nonallowable assets	
Income tax refund receivable	22,000
Other receivable	114,900
Securities not readily marketable	3,300
Prepaid expenses and other assets	146,307
Unsecured debit balances	1,743
Total deductions and/or charges	288,250
Net capital before haircuts on securities positions	281,130
Haircuts on other securities owned	84,496
Undue concentrations of securities	44,851
Other	4,835
Net capital	146,948
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 46,948
Aggregated indebtedness	$ 834,581
Ratio of aggregate indebtedness to net capital	5.68 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain the greater of net capital of $100,000 or 6 2/3% of aggregated indebtedness.

The above computation does not differ from the computation as previously filed with the National Association of Security dealers Form X-17a-5 by the Company.

Buckman, Buckman & Reid, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Net capital	
Common stock	$ 158,663
Additional paid-in capital	104,333
Retained earnings	156,158
Total stockholders' equity qualified for net capital	419,154
Add	
Subordinated borrowings allowable	
In computation of net capital	135,000
Total capital and allowable subordinated borrowings	554,154
Deductions and/or charges	
Nonallowable assets	
Other receivable	107,907
Securities not readily marketable	9,362
Prepaid expenses and other assets	51,168
Unsecured debit balances	71,580
Total deductions and/or charges	240,017
Net capital before haircuts on securities positions	314,137
Haircuts on other securities owned	17,341
Undue concentrations of securities	8,013
Other	3,838
Net capital	284,945
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 184,945
Aggregated indebtedness	$ 821,171
Ratio of aggregate indebtedness to net capital	2.88 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain the greater of net capital of $100,000 or 6 2/3% of aggregated indebtedness.

The above computation does not differ from the computation as previously filed with the national Association of Security dealers Form X-17a-5 by the Company.

mcguigan tombs & company PC
certified public accountants
1973 Highway 34
Wall, New Jersey 07719
732-974-8717 • Fax 732-974-1231
www.mcguiganco.com

February 11, 2005

The Board of Directors
Buckman, Buckman & Reid, Inc.
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentleman:

We have audited the financial statements of Buckman, Buckman & Reid, Inc. ("the Company") for the year ended December 31, 2004 and have issued our report thereon dated February 11, 2005. In planning and performing our audit of the financial statements of Buckman, Buckman & Reid, Inc., we considered its internal control structure (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We have not considered the internal control structure since the date of our report. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of

Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The management of Buckman, Buckman & Reid, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors and management of Buckman, Buckman & Reid, Inc., the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission, and should not be used for any other purpose.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants